EXHIBIT 3.3

                             Articles of Amendment

                               dated May 8, 1997

                       CNL AMERICAN PROPERTIES FUND, INC.

                             ARTICLES OF AMENDMENT


         CNL American Properties Fund, Inc., a Maryland corporation having its principal office at 32 South Street, Baltimore, Maryland 21202 (hereinafter called the "corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

         FIRST: The Amended and Restated Articles of Incorporation of the corporation are hereby amended by striking out SECTION 7.1, Authorized Shares and inserting in lieu thereof the following:

         SECTION 7.1 Authorized Shares. The capital stock of the Company shall be divided into Equity Shares. The total number of Equity Shares which the Company is authorized to issue is one hundred fifty-six million (156,000,000) shares, consisting of seventy-five million (75,000,000) Common Shares (as defined and described in Section 7.2(ii) hereof), three million (3,000,000) Preferred Shares (as defined in Section 7.3 hereof) and seventy-eight million (78,000,000) Excess Shares (as defined in Section 7.7 hereof). All shares shall be fully paid and nonassessable when issued. Shares may be issued for such consideration as the Directors determine or, if issued as a result of a share dividend or share split, without any consideration.

         SECOND: The amendment to the Amended and Restated Articles of Incorporation of the charter of the corporation as hereinabove set forth has been duly advised by the board of directors and approved by the stockholders of the corporation.

         THIRD: (a) The total number of shares of all classes of stock of the corporation heretofore authorized, and the number and par value of the shares of each class are as follows:

         The total number of Equity Shares which the Company was authorized to issue was forty-six million (46,000,000) shares, consisting of twenty million (20,000,000) Common Shares, three million (3,000,000) Preferred Shares and twenty-three million (23,000,000) Excess Shares. The par value of the Common Shares and Excess Shares was $.01 per share. Preferred Shares had not been assigned a par value.

         (b) The total number of all classes of stock of the corporation as increased, and the number and par value of the shares of each class, are as follows:

         The total number of Equity Shares which the Company is authorized to issue is one hundred fifty-six million (156,000,000) shares, consisting of seventy-five million (75,000,000) Common Shares, three million (3,000,000) Preferred Shares and seventy-eight million (78,000,000) Excess Shares. The par value of the Common Shares and Excess Shares remains $.01 per share. Preferred Shares have not been assigned a par value.

         IN WITNESS WHEREOF: CNL American Properties Fund, Inc., has caused these Articles of Amendment to be signed in its name and on its behalf by its President and attested by its Secretary on May 8, 1997.

         THE UNDERSIGNED, President of CNL American Properties Fund, Inc., who executed on behalf of said corporation, the foregoing Articles of Amendment, of which this certificate is made a part, hereby acknowledges, in the name and on behalf of said corporation, the foregoing Articles of Amendment to be the corporate act of said corporation and further certifies that, to the best of his knowledge, information, and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects, under the penalties of perjury.

ATTEST:                                 CNL AMERICAN PROPERTIES FUND, INC.

/s/ Lynn E. Rose                        /s/ Robert A. Bourne
---------------------------             ---------------------------
Lynn E. Rose, Secretary                 Robert A. Bourne, President